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                                                                      Exhibit 18


To the Board of Directors of Viacom Inc.

Dear Directors:

We have been furnished with a copy of the Company's Form 10-Q for the quarter ended June 30, 1998. Note 2 therein describes a change in the method of amortizing the cost of videocassette and video game rental inventory to an accelerated method. You have advised us that you believe the change is to a preferable method in your circumstances because it will result in a better match of the cost of videocassettes and video games with their revenues.

It should be understood that the preferability of one acceptable method of videocassette and video game rental inventory amortization method over another has not been addressed in any authoritative accounting literature and in arriving at our opinion expressed below, we have relied on management's business planning and judgment. Based upon our discussions with management and the stated reason for the change, we believe that such change represents, in your circumstances, the adoption of a preferable alternative method for videocassette and video game rental inventory amortization in conformity with Accounting Principles Board Opinion No. 20.

We have not conducted an audit in accordance with generally accepted auditing standards of the financial statements of Viacom Inc. for the three-month or six-month periods ended June 30, 1998 or June 30, 1997, and, accordingly, we express no opinion thereon, or on the financial information filed as part of the Form 10-Q of which this letter is to be an exhibit.

PRICEWATERHOUSECOOPERS LLP
New York, New York
August 13, 1998